UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Rim Holdings Inc.

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

766713-10-1

 (CUSIP Number)

Best Development Company, Ltd.
22/F, 31 Morrison Hill Road, Wanchai, Hong Kong (852) 2891-3130

 (Names, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2004

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

SCHEDULE 13D
CUSIP NO. 766713-10-1

1.	Name of Reporting Person, I.R.S. Identification No. of above person BEST DEVELOPMENT COMPANY, LTD.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ Not applicable (b) ☐ Not applicable Not applicable

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable	☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,444,112 8. Shared Voting Power Not applicable 9. Sole Dispositive Power 4,444,112 10. Shared Dispositive Power Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,444,112

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not applicable	☐

13.	Percent of Class Represented by Amount in Row (11) 25.05%

14.	Type of Reporting Person OO

Page 2 of 5 pages

Item 1.    Security and Issuer.

This statement relates to the common stock (“Common Stock”) of Rim Holdings Inc., a Nevada corporation (the “Issuer”). The principal executive offices of Rim Holdings Inc. are located at 7579 E. Main Street, Suite 100, Scottsdale, Arizona 85251.

Item 2.   Identity and Background.

The identity of the person filing this statement is as follows:

a.	Name:	Best Development Company, Ltd.
a British Virgin Islands International Business Company

	Principal Business:	Investment

b.	Address:	22/F, 31 Morrison Hill Road,
Wanchai, Hong Kong
China

d.	Best Development Company, Ltd. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
Best Development Company, Ltd. was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Best Development Company (“Best”) acquired 4,444,112 shares of Common Stock from Christina M. Strauch, Michael K. Hair, P.C. and Robert H. Korndorffer on June 18, 2004. Best paid for the shares by paying US$112,500. No part of the purchase price was represented by borrowed funds. This transaction was part of a transaction pursuant to which Best and Jie Zhu, an individual, acquired control of Issuer.

Page 3 of 5 pages

Item 4.    Purpose of Transaction.

Best acquired the Common Stock for the purpose of acquiring control of Issuer with Jie Zhu. Except as discussed in this Item 4, as of the filing date, Best has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D, although it may, in the future, in connection with its review of its investment in the Common Stock from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that Best will develop any plans or proposals with respect to any of the foregoing actions. Any alternatives which Best may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.

In conjunction with the acquisition of the Common Stock, all of the officers and 1 of the directors of Issuer resigned on June 22, 2004. The remaining director appointed Li Shilong, the sole director of Best, as a Director and Chief Executive Officer of the Issuer. Subsequently, the sole director elected Lee Man Kam to the Board of Directors and thereafter resigned.

In conjunction with the acquisition of the Common Stock, the Company plans to acquire the capital stock of Starway Management Ltd., a British Virgin Islands International Business Company by causing the Issuer to issue a Convertible Promissory Note in exchange for such stock. Such transaction, however, has not been finalized.

Item 5.    Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Best is considered the beneficial owner of a total of 4,444,112 shares of Issuer’s Common Stock, representing approximately 25.05% of all issued and outstanding shares of Common Stock. Best has sole voting power and sole power to dispose of the Common Stock. Best has not engaged in any transactions involving Issuer Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Best.

Item 6.    Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer.

Not Applicable.

Item 7.    Material to be Filed as Exhibits.

Not Applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2004	By:	/s/ Li Shilong
Li Shilong
Sole Director
Best Development Company, Ltd.

Page 5 of 5 pages